VOLITIONRX LIMITED

1489 West Warm Springs Road, Suite 110

Henderson, Nevada 89014

April 25, 2025

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VolitionRx Limited
Request to Withdraw Previous Request for Withdrawal on Form RW

Ladies and Gentlemen:

                VolitionRx Limited, a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal, effective immediately or as soon as practicable hereafter, of the withdrawal request filed by the Company on April 16, 2025, on Form RW (Accession No. 0001477932-25-002795) (the “Form RW”) with respect to certain securities registered by the Company on the Registration Statement on Form S-3 (File No. 333-259783).

Should the Securities and Exchange Commission have any questions regarding this request to withdraw the Form RW, please do not hesitate to contact Marc G. Alcser, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth LLP, via telephone at (949) 725-4136 or via email at malcser@stradlinglaw.com.

Sincerely, VOLITIONRX LIMITED

By:	/s/ Cameron Reynolds
Cameron Reynolds
President and Chief Executive Officer

cc:

VolitionRx Limited

Terig Hughes, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP

Marc G. Alcser, Esq.